UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 29, 2011
Commission File Number: 333-173626
UCI Holdings Limited
(Translation of registrant’s name into English)
Level Nine
148 Quay Street
Auckland 1140 New Zealand
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

     On July 29, 2011, UCI International, Inc., a Delaware corporation (“UCI International”), entered into a Joint Services Agreement with Autoparts Holdings Limited, a New Zealand company (“Autoparts Holdings”). Under the agreement, UCI International and Autoparts Holdings each agree to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The Agreement contains representations, warranties and indemnity obligations customary for agreements of this type. UCI Holdings Limited, UCI International’s parent company, and Autoparts Holdings are under the common control of Mr. Graeme Hart.
     A copy of the Joint Services Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference. The foregoing description of the Joint Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Services Agreement.
EXHIBIT INDEX

Exhibit Number	Description
10.1	Joint Services Agreement, dated July 29, 2011, between UCI International, Inc. and Autoparts Holdings Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI HOLDINGS LIMITED (Registrant)
Date: August 1, 2011	By:	/s/ Helen Golding
		Name:	Helen Golding
		Title:	Authorized Signatory